                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
         -------------------------------------------------------------
                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13-E THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                            STRATOSPHERE CORPORATION
                                (Name of Issuer)

                            STRATOSPHERE CORPORATION
               AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
                           NYBOR LIMITED PARTNERSHIP
                               STRAT MERGER CORP.
                      AMERICAN REAL ESTATE PARTNERS, L.P.
                       AMERICAN PROPERTY INVESTORS, INC.
                                 BECKTON CORP.
                                 BARBERRY CORP.
                                 CARL C. ICAHN
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                 --------------
                     (Cusip Number of Class of Securities)
         -------------------------------------------------------------
                            Stratosphere Corporation
                         2000 Las Vegas Boulevard South
                            Las Vegas, Nevada 89104
                        Telephone Number (702) 380-7777
         -------------------------------------------------------------
                               Marc Weitzen, Esq.
                                General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, Suite 4700
                            New York, New York 10153
                                 (212) 702-4300

      (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)
         -------------------------------------------------------------

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
             $44,305,224.00                            $4,076.08


* Determined by (1) multiplying 211,400 (the number of outstanding shares of Common Stock of Stratosphere Corporation not owned by AREH and Nybor) by $45.32 per share and (ii) adding the sum of multiplying 783,320 (the number of outstanding shares of Common Stock of Stratosphere Corporation held by Nybor) by $44.33 per share.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $44,305,224.00 by $92 per million.

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid   $8,861.00      Filing Party:   Stratosphere Corporation


Form or Registration     Preliminary    Date Filed:     March 13, 2002
No.:                     Schedule 14A


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
                                  INTRODUCTION

      This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Stratosphere Corporation, a Delaware corporation (the "Company"), American Real Estate Holdings Limited Partnership, a Delaware limited partnership ("AREH"), Nybor Limited Partnership, a Delaware limited partnership ("Nybor"), Strat Merger Corp., a Delaware corporation ("Mergeco"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("API"), Beckton Corp., a Delaware corporation ("Beckton"), Barberry Corp., a Delaware corporation ("Barberry") and Carl C. Icahn pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the proposed acquisition by Mergeco of all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company. Mergeco was formed in connection with the proposed merger and is wholly owned by AREH. The Company and Mergeco have entered into an Agreement and Plan of Merger, dated February 1, 2002 (the "Merger Agreement"), whereby the Company would be merged (the "Merger") with and into Mergeco with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). Pursuant to the terms and conditions set forth in the Merger Agreement, if the Merger is consummated, each outstanding share of Common Stock (other than Common Stock held (i) in the treasury of the Company, (ii) by AREH, (iii) by Nybor, or (iv) by stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of the fair market value of their shares) will be converted into the right to receive $45.32 per share in cash, without interest. Shares of Common Stock held by Nybor will be converted into the right to receive $44.33 per share. As a result of the Merger, AREH will own 100% of the capital stock of the Surviving Corporation. The Merger Agreement and the Merger have been approved by the Company's Board of Directors upon the recommendation of the Company's independent director. The Company's stockholders will be asked to vote upon the approval of the Merger Agreement at a special meeting of the stockholders of the Company (the "Special Meeting").

      This Schedule 13E-3 is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Concurrently with the filing of this Schedule 13E-3, the Company is filing amendment No. 4 to preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of, and an opportunity to vote on, the Merger at the Special Meeting. The Merger Agreement has been filed by the Company as Annex A to the Proxy Statement. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

                                  Reg. M-A 1001

The information set forth in the Proxy Statement under the caption "SUMMARY" is hereby incorporated herein by reference.


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ITEM 2. SUBJECT COMPANY INFORMATION.

                                  Reg. M-A 1002

(a) The information set forth in the Proxy Statement under the caption "THE PARTIES--Stratosphere" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Voting at the Meeting; Quorum" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "MARKET FOR STRATOSPHERE'S COMMON STOCK--Common Stock Market Price Information" is hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "MARKET FOR STRATOSPHERE'S COMMON STOCK--Dividend Information" is hereby incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Proxy Statement under the caption "MARKET FOR STRATOSPHERE'S COMMON STOCK--Common Stock Purchase Information" is hereby incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

                          Reg. M-A 1003(a) through (c)

(a) The information set forth in the Proxy Statement under the captions "THE PARTIES--Stratosphere;" "--Strat Merger Corp;" "--American Real Estate Holdings Limited Partnership;" "--Nybor Limited Partnership;" "--Executive Officers and Directors;" and "ANNEX E--Executive Officers and Directors" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "THE PARTIES--Stratosphere;" "--Strat Merger Corp;" "--American Real Estate Holdings Limited Partnership;" "--Nybor Limited Partnership;" "--Executive Officers and Directors;" and "ANNEX E--Executive Officers and Directors" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "PARTIES--Executive Officers and Directors;" and "ANNEX E--Executive Officers and Directors" is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

                      Reg. M-A 1004(a) and (c) through (f)


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(a) The information set forth in the Proxy Statement under the captions
"SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting"; "--Required Vote"; "SPECIAL FACTORS --Background of the Merger;" " --Recommendation of the Independent Director;" "--Recommendation of the Board of Directors;" "--Purpose and Reasons for the Merger;" "--Certain Effects of the Merger;" "--Conflicts of Interest of Certain Persons in the Merger; Certain Relationships;" "--Material Federal Income Tax Consequences of the Merger;" "--Accounting Treatment of the Transaction;" "THE MERGER AGREEMENT;" and "DISSENTERS' RIGHTS OF APPRAISAL" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Conflicts of Interest of Certain Persons in the Merger; Certain Relationships" is hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "DISSENTERS' RIGHTS OF APPRAISAL" is hereby incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "PROVISION FOR UNAFFILIATED SECURITY HOLDERS" is hereby incorporated herein by reference.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                      Reg. M-A 1005(a) through (c) and (e)

(a) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Background of Icahn Interest" is hereby incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Background of the Merger" is hereby incorporated herein by reference.

(e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                         Reg. M-A 1006(b) and (c)(1)-(8)

(b) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Certain Effects of the Merger" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Certain Effects of the Merger" and " --Plans for Stratosphere After the Merger" is hereby incorporated herein by reference.


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ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

                                 Reg. M-A 1013

(a) The information set forth in the Proxy Statement under the captions "SUMMARY--Information Concerning the Special Meeting--Purpose of the Special Meeting;" "--Special Factors--Certain Effects of the Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting;" "SPECIAL FACTORS - Background of the Merger;" "-- Recommendation of the Independent Director;" "--Recommendation of the Board of Directors;" "--Purpose and Reasons for the Merger;" and "--Certain Effects of the Merger;" is hereby incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Background of the Merger;" "--Recommendation of the Independent Director;" "--Recommendation of the Board of Directors;" and "--Purpose and Reasons for the Merger" is hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "SUMMARY--Information Concerning the Special Meeting--Purpose of the Special Meeting;" "--Special Factors--Certain Effects of the Merger;" "--Material Federal Income Tax Consequences of the Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting;" "SPECIAL FACTORS--Certain Effects of the Merger;" "--Plans for Stratosphere After the Merger;" "--Financing of the Merger;" "--Material Federal Income Tax Consequences of the Merger;" " --Accounting Treatment of the Transaction;" "THE MERGER AGREEMENT--The Merger; Merger Consideration;" and "--The Exchange Fund; Payment for Shares of Stratosphere's Common Stock" is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

                                  Reg. M-A 1014

(a) The information set forth in the Proxy Statement under the captions "SUMMARY--Special Factors--Recommendation of the Independent Director;" "--Opinion of Financial Advisor to the Independent Director;" "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting;" "SPECIAL FACTORS--Background of the Merger;" "--Recommendation of the Independent Director;" "--Recommendation of the Board of Directors;" "--Purpose and Reasons for the Merger;" "--Opinion of Financial Advisor to the Independent Director;" and "-- Position of AREH, AREP, API, Beckton, Nybor, Barberry, Strat Merger Corp. and Carl C. Icahn as to the Fairness of the Merger" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Background of the Merger;" "--Recommendation of the Independent Director;" "--Recommendation of the Board of Directors;" "--Purpose and Reasons for the Merger;" "--


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
Opinion of Financial Advisor to the Independent Director;" and "-- Position of AREH, AREP, API, Beckton, Nybor, Barberry, Strat Merger Corp. and Carl C. Icahn as to the Fairness of the Merger" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "SUMMARY--Information Concerning the Special Meeting--Required Vote;" "--The Merger Agreement--Conditions;" "INFORMATION CONCERNING THE SPECIAL MEETING--Required Vote;" "THE MERGER AGREEMENT--The Merger; Merger Consideration" and "--Conditions" is hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS--Background of the Merger;" "--Recommendation of the Independent Director;" and "--Recommendation of the Board of Directors;" is hereby incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY
- Special Factors--Recommendation of the Independent Director;" "SPECIAL FACTORS--Background of the Merger" and "--Recommendation of the Independent Director;" is hereby incorporated herein by reference.

(f) Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                                  Reg. M-A 1015

(a) and (b) The information set forth in the Proxy Statement under the captions "SUMMARY--Special Factors--Opinion of Financial Advisor to the Independent Director;" "SPECIAL FACTORS -- Background of the Merger;" "--Recommendation of the Independent Director;" and "--Opinion of Financial Advisor to the Independent Director" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "CERTAIN QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING;" "WHERE YOU CAN FIND MORE INFORMATION;" and "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                                  Reg. M-A 1007

(a) The information set forth in the Proxy Statement under the captions "SUMMARY--Special Factors--Financing of the Merger" and "SPECIAL
FACTORS--Financing of the Merger" is hereby incorporated herein by reference.


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
(b) The information set forth in the Proxy Statement under the captions "SUMMARY--Special Factors--Financing of the Merger" "SPECIAL FACTORS--Financing of the Merger" is hereby incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS--Fees and Expenses" and "THE MERGER AGREEMENT--Fees and Expenses" is hereby incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "SUMMARY--Special Factors--Financing of the Merger" "SPECIAL FACTORS--Financing of the Merger" is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                                  Reg. M-A 1008

(a) The information set forth in the Proxy Statement under the captions "SUMMARY--The Parties;" "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Voting at the Meeting; Quorum;" "SPECIAL FACTORS--Conflicts of Interest of Certain Persons in the Merger; Certain Relationships" and "SECURITIES OWNERSHIP--Beneficial Ownership of Stratosphere's Common Stock" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "MARKET FOR STRATOSPHERE'S STOCK--Common Stock Purchase Information" is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

                            Reg. M-A 1012(d) and (e)

(d) The information set forth in the Proxy Statement under the captions "SUMMARY--Information Concerning the Special Meeting--Required Vote;" and "INFORMATION CONCERNING THE SPECIAL MEETING--Required Vote" is hereby incorporated herein by reference.

(e) Not applicable.

ITEM 13. FINANCIAL STATEMENTS.

                            Reg. M-A 1010(a) and (b)

(a) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Summary Financial Information;" ANNEX L--Form 10-KA/4 for Fiscal Year Ended December


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31, 2001;" "ANNEX M -- Stratosphere's Quarterly Reports on Form 10-Q for the
Quarters Ended September 30, 2002, June 30, 2002 and March 31, 2002" and "WHERE YOU CAN FIND MORE INFORMATION" is hereby incorporated herein by reference.

(b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                                  Reg. M-A 1009

(a) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING--Proxy Solicitation" and "SPECIAL FACTORS--Fees and Expenses" is hereby incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "INFORMATION CONCERNING THE SPECIAL MEETING--Proxy Solicitation" is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

                                Reg. M-A 1011(b)

The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.


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ITEM 16. EXHIBITS.

                   Reg. M-A 1016(a) through (d), (f) and (g)

      The Exhibit Index attached to this Schedule 13E-3 is incorporated herein by reference.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    STRATOSPHERE CORPORATION

                                    By: /s/ Denise Barton
                                        -----------------
                                    Name:  Denise Barton
                                    Title: Chief Financial Officer

                                    AMERICAN REAL ESTATE HOLDINGS LIMITED
                                      PARTNERSHIP

                                    By: American Property Investors Inc.,
                                          its general partner

                                        By: /s/ Martin L. Hirsch
                                            --------------------
                                            Name:  Martin L. Hirsch
                                            Title: Executive Vice President

                                    NYBOR LIMITED PARTNERSHIP

                                    By: Barberry Corp.,
                                          its general partner

                                        By: /s/ Edward E. Mattner
                                            ---------------------
                                            Name:  Edward E. Mattner
                                            Title: Authorized Signatory

                                    STRAT MERGER CORP.

                                    By: /s/ Martin L. Hirsch
                                        --------------------
                                    Name:  Martin L. Hirsch
                                    Title: Vice President


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                       AMERICAN REAL ESTATE PARTNERS, L.P.

                       By: American Property Investors Inc., its general partner

                           By: : /s/ Martin L. Hirsch
                                 --------------------
                           Name:  Martin L. Hirsch
                           Title: Executive Vice President


                       AMERICAN PROPERTY INVESTORS INC.

                       By: /s/ Martin L. Hirsch
                           --------------------
                       Name:  Martin L. Hirsch
                       Title: Executive Vice President


                       BECKTON CORP.

                       By: /s/ Edward E. Mattner
                           --------------------
                       Name:  Edward E. Mattner
                       Title: Authorized Signatory


                       BARBERRY CORP.

                       By: /s/ Edward E. Mattner
                           ---------------------
                       Name:  Edward E. Mattner
                       Title: Authorized Signatory

                       /s/ Carl C. Icahn
                       -----------------
                       Carl C. Icahn


Dated: November 22, 2002

     [Signature Page to Amendment No. 4 to Schedule 13E-3 re: Stratosphere
                                 Going Private]


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
                                  EXHIBIT INDEX

      EXHIBIT           DESCRIPTION
      16(a)(1)          Proxy Statement together with the proxy card filed with
                        the Commission on the date hereof and incorporated
                        herein by reference.

      16(a)(2) Projections for fiscal years 2001 through 2006 provided by Stratosphere to Raymond James Associates, Inc.
                        (incorporated herein by reference to Annex K to Proxy
                        Statement filed as Exhibit 16(a)(1) hereto).

      16(a)(3) Icahn Offer Letter Dated April 25, 2000 (incorporated herein by reference to Annex G to Proxy Statement filed as Exhibit 16(a)(1) hereto).

      16(a)(4)          Letter on behalf of Independent Director Dated May 2,
                        2000 (incorporated herein by reference to Annex H to Proxy Statement filed as Exhibit 16(a)(1) hereto).

      16(a)(5) AREH Letter Dated January 16, 2002 (incorporated herein by reference to Annex I to Proxy Statement filed as
                        Exhibit 16(a)(1) hereto).

      16(c)(1)          Opinion of Raymond James Associates, Inc., dated
                        February 1, 2002 (incorporated herein by reference to Annex C to Proxy Statement filed as Exhibit 16(a)(1) hereto).

      16(c)(2)          Opinion of Raymond James Associates, Inc., dated January
                        23, 2002.

      16(c)(3)          Draft Opinion of Raymond James Associates, Inc., dated
                        September XX, 2000.

      16(c)(4)          Valuation Summary prepared by Raymond James Associates,
                        Inc., dated January 23, 2002*

      16(c)(5)          Valuation Summary prepared by Raymond James Associates,
                        Inc., dated February 1, 2002*

      16(c)(6)          Projections for fiscal years 2000 through 2004 provided
                        by Stratosphere to Raymond James Associates, Inc. July
                        2000

      16(d)(1)          Agreement and Plan of Merger by and among Stratosphere
                        Corporation, American Real Estate Holdings Limited
                        Partnership, Nybor Limited Partnership and Strat Merger
                        Corp., dated February 1, 2002 (incorporated herein by reference to Annex A to Proxy Statement filed as Exhibit
                        16(a)(1) hereto).

      16(f)             Section 262 of the Delaware General Corporation Law
                        (incorporated herein by reference to Annex B to Proxy
                        Statement filed as Exhibit 16(a)(1) hereto).

* Please note: Stratosphere Corporation is referred to as "Sierra" in this Exhibit.


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